



14041481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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RECEIVED
AUG 29 2014

SEC FILE NUMBER
8- 38388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/13___ AND ENDING ___06/30/14___
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Scully Capital Securities Corp.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 1730 M Street, NW, Suite 204

            (No. and Street)

Washington   DC   20036
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Larry J. Scully   202-775-3434
                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Kaiser Scherer & Schlegel, PLLC

       (Name – *if individual, state last, first, middle name*)

1410 Spring Hill Road, Suite 400   McLean, VA   22102
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Larry J. Scully__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Scully Capital Securities Corporation__ , as of __June 30__ , 20__14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A statement of cash flows

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).
- x (p) Footnotes to financial statements



District of Columbia: SS
Subscribed and sworn to before me
this __28__ day of __August__, __2014__

_____
Notary Public, D.C.

My commission expires June 14, 2016

Scully Capital Securities Corporation

Independent Auditors' Report and
Financial Statements with
Supplemental Schedule
as of June 30, 2014

Scully Capital Securities Corporation

Independent Auditors' Report and
Financial Statements with
Supplemental Schedule
as of June 30, 2014

KAISER SCHERER & SCHLEGEL, PLLC

Scully Capital Securities Corporation

Table of Contents

Independent Auditors' Report

Financial Statements

Supplemental Information

KAISER SCHERER & SCHLEGEL, PLLC

Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Scully Capital Securities Corporation

We have audited the accompanying financial statements of Scully Capital Securities Corporation (a Delaware corporation), which comprise the statement of financial condition as of June 30, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Scully Capital Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Scully Capital Securities Corporation as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule 11 - Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of Scully Capital Securities Corporation's financial statements. The supplemental information is the responsibility of Scully Capital Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

August 27, 2014

Scully Capital Securities Corporation

Statement of Financial Condition

June 30,		2014
Current assets		
Cash	$	79,304
Accounts receivable – net of allowance for doubtful accounts of $100,000		120,672
Prepaid expenses		1,668
Total assets	**$**	**201,644**
Liabilities and stockholder's equity		
Current liabilities		
Accounts payable	$	900
Due to Parent Company		39,881
Deferred tax liability		27,328
Total liabilities		**68,109**
Stockholder's Equity		
Common stock, $.001 par value; 10,000 shares authorized, issued and outstanding		10
Additional paid in capital		124,797
Retained earnings		8,728
Total stockholder's equity		**133,535**
Total liabilities and stockholder's equity	**$**	**201,644**

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Operations

Year ended June 30,		2014
Revenue		
Contract income	$	99,602
Interest income		137
Total revenue		99,739
Operating expenses		
Professional fees		35,431
Dues and licenses		1,259
Regulatory fees		10,372
Office expenses		63,612
Bad debt expense		22,915
Total operating expenses		133,589
Loss before income taxes		(33,850)
Income tax expense		
Current		(250)
Deferred		(2,275)
Net loss	$	(36,375)

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance, June 30, 2013	$ 10	$124,797	$ 45,103	$ 169,910
Net loss	-	-	(36,375)	(36,375)
Balance, June 30, 2014	$ 10	$124,797	$ 8,728	$ 133,535

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Cash Flows

Year ended June 30,		2014
Cash flows from operating activities		
Net loss	$	**(36,375)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense		**22,915**
Change in:		
Accounts receivable		**(64,109)**
Prepaid expenses		**(1,117)**
Due to parent		**6,347**
Deferred tax liability		**2,275**
Net cash used in operating activities		**(70,064)**
Cash and cash equivalents at beginning of year		**149,368**
Cash and cash equivalents at end of year	$	**79,304**

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

1. Organization and Nature of Business

Scully Capital Securities Corporation, a Delaware corporation (the Company or the Securities Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. The Company's business also includes the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement ("best efforts" offerings only) of both debt and equity securities, and to conduct investment banking activities in connection with both municipal and non-municipal securities.

The Company is regulated by the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly-owned subsidiary of Scully Capital Services, Inc. ("Parent Company"). The Company does not act as a clearing broker nor does it hold securities for the accounts of others.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis with that of the preceding period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Accounts Receivable

Accounts receivable represent contractual amounts due from the customers. The Company grants credit to its customers during the normal course of business and generally requires no collateral. The Company maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers. Customer accounts are periodically reviewed for collectability, and those accounts that are considered not collectible are written off as bad debts.

Scully Capital Securities Corporation

2. Summary of Significant Accounting Policies (continued)

Concentrations

The Company maintains its cash in a checking account and savings account which are federally insured. There were no amounts in excess of federally-insured limits at June 30, 2014. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

As of June 30, 2014, amounts due from one customer totaled $211,672, or approximately 96%, of total accounts receivable as of June 30, 2014. The Company had four customers during the year ending June 30, 2014, one of which represented 60% of contract revenue.

Revenue Recognition

The Company generally charges customers a monthly fixed fee for services which are recognized monthly. In addition, the Company charges "success fees" which are earned and billed upon completion of customer transactions. The monthly fees and success fees are pursuant to customer contracts.

Income Taxes

Scully Capital Securities Corporation's income is included in Parent Company's consolidated tax return. The provision for income taxes is computed separately and the Company's taxes due are recorded as due to Parent Company. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of reporting accounts receivable and prepaid expenses. These balances are recognized for financial statement reporting but are deferred for tax purposes.

A valuation allowance, if recognized, is based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

Tax positions must meet recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material uncertain tax positions as of June 30, 2014. Interest and penalties, if any, are reflected in income tax expense in the accompanying statements of income. Fiscal years ending on or after June 30, 2011 remain subject to examination by federal and state tax authorities.

Scully Capital Securities Corporation

2. Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through August 27, 2014, the date the financial statements were available to be issued.

3. Related Party Transactions

The Parent Company provides certain operating services to the Company, pursuant to the Intercompany Expense Reimbursement Agreement. The operating expenses, which include payroll, benefits, and various office and overhead expenses, are allocated to the Company monthly, based upon the number of hours the Parent Company employees work for the Company divided by the total hours worked. During the year ended June 30, 2014, the Parent Company allocated $62,497 of operating expenses to the Company, which are included in office expenses on the statement of operations. As of June 30, 2014, $15,498 of operating expenses allocated to the Company were unpaid and included in due to Parent Company on the statement of financial condition.

As stated in Note 1, Parent Company's consolidated tax return includes the Company's taxable income or loss. The Company records its current tax liability as due to Parent Company. The Company generally does not pay its current tax liability to Parent Company on a regular basis. As of June 30, 2014, $24,383 of taxes paid by Parent Company on behalf of the Company were unpaid and included in due to parent on the statement of financial condition.

4. Net Capital Requirements

Pursuant to the net capital requirements under the Securities Exchange Act of 1934 of Rule 15c3-1, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain minimum net capital of $5,000. The Company must notify FINRA if net capital goes below $6,000. On June 30, 2014, the Company had net capital (as computed in accordance with the regulations of the Securities and Exchange Commission "SEC") of $11,195 and the ratio of aggregate indebtedness to net capital was 3.64.

Scully Capital Securities Corporation

Schedule 1: Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

4. Net Capital Requirements (continued)

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the SEC. In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the SEC.

The Company does not conduct a retail broker or dealer business and does not maintain possession or control of securities for customers. Therefore, the Company claims an exemption from the requirements of SEC Rule 15c3-3.

5. Income Taxes

For the year ending June 30, 2014, the Company's provision for income taxes consists of the following:

Current:		
State income taxes	$	250
Deferred:		
Federal income tax liability		1,365
State income tax liability		910
Total deferred income tax		2,275
Total provision for income taxes	$	2,525

As of June 30, 2014, deferred income taxes consists of the following:

Deferred tax assets:		
Accounts payable	$	3,257
Deferred tax liabilities:		
Accounts receivable		(30,168)
Prepaid expenses		(417)
Total deferred tax liabilities		(30,585)
Net deferred tax liability	$	(27,328)

Supplemental Information

Scully Capital Securities Corporation

Schedule 1: Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

		June 30, 2014
Stockholder's equity from statement of financial condition		$ 133,535
Deduction for Nonallowable assets:		
Prepaid expenses	(1,668)	
Accounts receivable	(120,672)	(122,340)
Net capital		11,195
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 5,000
Net capital in excess of minimum requirements		$ 6,195
Amounts included in total liabilities which represent aggregate indebtedness		$ 40,781
Ratio of aggregate indebtedness to net capital		3.64 to 1

Scully Capital Securities Corporation

Schedule 1: Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

NOTES

A. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, there is no requirement to include a Computation for the Determination of Reserve Requirements and claims an exemption from this requirement based on section (k)(2)(ii) of Rule 15c3-3.

B. The following is a reconciliation of the preceding computation of net capital to the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2014:

Net capital per the preceding schedule	$ 11,195
Adjustments to accounts after filing unaudited Form X-17A-5:	
Increase in accounts payable (included in aggregate indebtedness)	2,721
Increase in deferred tax liability (excluded from aggregate indebtedness)	2,275
Net capital per unaudited Form X-17-5	$ 16,191

KAISER SCHERER & SCHLEGEL, PLLC

Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Scully Capital Securities Corporation

We have reviewed management's statements, included in the accompanying Scully Capital Securities Corporation Exemption Report, in which (1) Scully Capital Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Scully Capital Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Scully Capital Securities Corporation stated that Scully Capital Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Scully Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scully Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kaiser Scherer & Schlegel, PLLC

August 27, 2014



SCULLY CAPITAL

Scully Capital Securities Corporation
1730 M Street N.W.
Suite 204
Washington, DC 20036

Tel: 202.775.3434
Fax: 202.775.6049

www.scullycapital.com

Member FINRA/MSRB/SIPC

June 30, 2014

To Whom This May Concern:

Pursuant to rule 17a-5 under the Securities Exchange Act of 1934, as amended, the Securities and Exchange Commission (the "SEC") is hereby notified that Scully Capital Securities Corp. (the "Company"), a registered broker-dealer (SEC File No. 8-38388) relies on the (k)(2)(i) exemption from rule 15c3-3. The Company remained qualified under the exemption throughout the year ending June 30, 2014.

Should you have any questions or need any additional information please feel free to contact me.

Sincerely,

Larry Scully
President

Financial Services for the Environmental & Infrastructure Industries